SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-53163

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baltimore County Savings Bank Employees' Savings & Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BCSB Bancorp, Inc.
4111 East Joppa Road, Suite 300
Baltimore, Maryland 21236

REQUIRED INFORMATION

1. Financial Statements.

2. Supplemental Schedule.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2011

3. Exhibits.

   Exhibit 23: Consent of Independent Accounting Firm

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

BALTIMORE COUNTY SAVINGS BANK EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

(FORMERLY BALTIMORE COUNTY SAVINGS BANK, FSB EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN)

FINANCIAL REPORT

DECEMBER 31, 2011

CONTENTS

MICHAEL D. SISK & COMPANY, PC

Certified Public Accountants
Harbor Court Office Building • Suite 400
575 South Charles Street • Baltimore, Maryland 21201
Phone: 410-727-3122 • Fax: 410-727-3125

INDEPENDENT AUDITOR'S REPORT

Board of Trustees
Baltimore County Savings Bank
Employees' Savings and Profit Sharing Plan
Baltimore, Maryland

We have audited the accompanying statements of net assets available for benefits of the Baltimore County Savings Bank Employees' Savings and Profit Sharing Plan (formerly Baltimore County Savings Bank, FSB Employees' Savings and Profit Sharing Plan) as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records use to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records use to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael D. Sisk & Company, PC

Baltimore, Maryland
June 25, 2012

BALTIMORE COUNTY SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
(Formerly Baltimore County Savings Bank, FSB Employees' Savings and Profit Sharing Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2011 and 2010

	2011	2010
ASSETS		
Investments, at fair value		
Mutual funds	$ 7,634,561	$ 7,248,029
Common collective trust	1,051,360	1,031,961
BCSB Bancorp, Inc. common stock	184,918	197,592
	8,870,839	8,477,582
Receivables		
Notes receivable from participants	412,505	278,140
Cash – unallocated	51	24,406
Total assets	9,283,395	8,780,128
LIABILITIES		
Accounts payable	4,655	7,902
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	9,278,740	8,772,226
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(40,402)	(15,892)
NET ASSETS AVAILABLE FOR BENEFITS	$ 9,238,338	$ 8,756,334

The Notes to Financial Statements are an integral part of these statements.

BALTIMORE COUNTY SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
(Formerly Baltimore County Savings Bank, FSB Employees' Savings and Profit Sharing Plan)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2011 and 2010

	2011	2010
ADDITIONS		
Additions to net assets attributed to:		
Investment income		
Net appreciation (depreciation) in fair value of investments	$ (255,507)	$ 789,574
Interest and dividends	259,653	198,092
	4,146	987,666
Interest income on notes receivable from participants	14,528	10,213
Contributions		
Employer	62,371	71,823
Participants	414,114	411,461
Rollovers	167,233	157,271
	643,718	640,555
Other income	-	7,828
Total additions	662,392	1,646,262
DEDUCTIONS		
Deductions from net assets attributed to:		
Benefits paid to participants	162,560	548,698
Administrative expenses	17,828	11,703
Total deductions	180,388	560,401
Net increase	482,004	1,085,861
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	8,756,334	7,670,473
End of year	$ 9,238,338	$ 8,756,334

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of Baltimore County Savings Bank (the Company) Employees' Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Company who have one month of service and are age eighteen or older. The Plan is subject to the provisions of ERISA. Effective October 1, 2011, the Company converted from a federal charter to a state charter. As a result of this conversion, the Company is now known as Baltimore County Savings Bank and the Plan is now known as Baltimore County Savings Bank Employees' Effective October 1, 2011, the Company converted from a federal charter to a state charter. As a result of this conversion, the Company is now known as Baltimore County Savings Bank and the Plan is now known as Baltimore County Savings Bank Employees' Savings and Profit Sharing Plan.

Contributions

Each pay period, participants may contribute up to 50% of pre-tax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common collective trust, and shares of the BCSB Bancorp, Inc. common stock. Effective July 2008, no new investments in the Company common stock is permitted. Effective July 2008, the Company contributes up to 50% of the first 3% of the salary deferrals by the participants. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. The matching contribution and profit sharing contribution are participant-directed as well. Contributions are subject to certain limitations.

Participant accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan provides that participants' accounts may be invested, at the discretion of the participant, in any combination of the current investment option funds.

Note 1. Description of the Plan (continued)

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

Notes receivable from participants

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000, reduced by the excess, if any, of their highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over their current outstanding balance of loans or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of benefits

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited accounts

At December 31, 2011 and 2010, forfeited non-vested accounts totaled $3 and $6,067, respectively. The accounts will be used to reduce future employer contributions. Also, for the years ended December 31, 2011 and 2010, employer contributions were reduced by $9,507 and $0, respectively.

Note 2. Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Note 2. Significant Accounting Policies (continued)

Basis of accounting (continued)

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on the contract value basis.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of benefits

Benefits are recorded when paid.

Note 2. Significant Accounting Policies (continued)

Operating expenses

Certain expenses of maintaining the Plan are paid by the Plan and certain expenses of maintaining the Plan are paid by the Company.

Note 3. Investments

The following table presents the fair value of investments as of December 31, 2011 and 2010. Investments that represent 5% or more of the fair value of the Plan's net assets have been separately identified and are marked with an "*".

	2011		2010	
Mutual funds:				
Eaton Vance Large-Cap Value Fund	$ 377,173		$ 377,029	
Vanguard Target Retirement Income	15,927		12,645	
Vanguard Target Retirement 2010	368,458		349,888	
Vanguard Target Retirement 2020	1,666,445	*	1,572,496	*
Vanguard Target Retirement 2030	571,516	*	474,725	*
Vanguard Target Retirement 2040	319,333		326,879	
Vanguard Target Retirement 2050	24,089		38,975	
Vanguard GNMA Fund Admiral Shares	889,833	*	-	
Vanguard GNMA Fund Investor Shares	-		701,132	*
Vanguard 500 Index Signal Fund	532,329	*	-	
Vanguard 500 Index Fund	-		521,821	*
Perkins Mid-Cap Value Fund	366,866		343,839	
Pimco Total Return Fund	633,067	*	613,990	*
T. Rowe Price Mid-Cap Growth Fund	752,085	*	748,641	*
Pennsylvania Mutual Fund	411,190		419,763	
Laudus International MarketMasters Fund	313,164		345,700	
Growth Fund of America R4	393,086		400,506	
Total mutual funds	7,634,561		7,248,029	
Common collective trust:				
Reliance Trust Company Stable Value Fund, at contract value	1,010,958	*	1,016,069	*
Adjustment from contract value to fair value for investment in common collective trust relating to fully benefit-responsive investment contracts	40,402		15,892	
	1,051,360		1,031,961	
Securities issued by Plan Sponsor:				
BCSB Bankcorp, Inc. common stock	184,918		197,592	
Total investments	$ 8,870,839		$ 8,477,582	

Note 3. Investments (continued)

For the years ended December 31, 2011 and 2010, the Plan's investments, including investments purchased, sold, as well as, held during the year appreciated (depreciated) as determined by quoted market prices by $(255,507) and $789,574 as follows:

	2011	2010
Realized gains	$ 135,524	$ 84,167
Unrealized gains (losses)		
Mutual funds	(396,343)	664,741
Common collective trust	11,743	(726)
BCSB Bancorp, Inc. common stock	(6,431)	41,392
	$ (255,507)	$ 789,574

In addition to the above, the Plan's interest and dividend income for the years ended December 31, 2011 and 2010 was $259,653 and $198,092, respectively.

Note 4. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;

Note 4. Fair Value Measurements (continued)

Level 2 (continued)

- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010:

Mutual funds: Valued at the net asset value of shares held by the Plan at year-end as determined by quoted market information.

Common stock: Valued at the closing price reported on the active market on which the individual security is traded.

Common collective trust: The Plan invests in the Reliance Trust Company Stable Value Fund, which is a common collective trust that invests in a guaranteed investment contract. The common collective trust is valued at the Plan's share in the guaranteed investment contract, which is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note 5).

Note 4. Fair Value Measurements (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011 and 2010:

Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 7,634,561	$ -	$ -	$ 7,634,561
Common stock	184,918	-	-	184,918
Common collective trust	-	-	1,051,360	1,051,360
Total assets at fair value	$ 7,819,479	$ -	$ 1,051,360	$ 8,870,839

Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 7,248,029	$ -	$ -	$ 7,248,029
Common stock	197,592	-	-	197,592
Common collective trust	-	-	1,031,961	1,031,961
Total assets at fair value	$ 7,445,621	$ -	$ 1,031,961	$ 8,477,582

Note 4. Fair Value Measurements (continued)

Level 3 gains and losses

The following tables set forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2011 and 2010.

	--- Common collective trust ---	
	2011	2010
Balance, beginning of year	$ 1,031,936	$ 998,572
Realized gains/(losses)	-	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	52,145	15,130
Purchases, sales, issuances, and settlements (net)	(32,721)	18,259
Balance, end of year	$ 1,051,360	$ 1,031,961

Note 5. Investment Contract with Insurance Company

The Plan invests in the Reliance Trust Company Stable Value Fund, a common collective trust which invests in a benefit-responsive investment contract with Reliance Trust Company. Reliance Trust Company maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Reliance Trust Company. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Reliance Trust Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Note 5. Investment Contract with Insurance Company (continued)

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2011 and 2010 was $1,051,360 and $1,031,961, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2011	2010
Average yields:		
Based on actual earnings	8.69%	8.97%
Based on interest rate credited to participants	4.12%	3.73%

Note 6. Related Party Transactions

The Plan holds investments in the common stock of the Plan Sponsor and therefore, these transactions qualify as party-in-interest transactions.

Note 7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 8. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 23, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service, the Department of Labor or the State of Maryland. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2008.

Note 9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 10. Subsequent Events

In preparing these financial statements, the Plan has evaluated events and transactions for potential recognition or disclosure through June 25, 2012, the date the financial statements were available to be issued. There were no additional events or transactions that were discovered during the evaluation that required disclosure.

SUPPLEMENTARY INFORMATION

BALTIMORE COUNTY SAVINGS BANK
EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
(Formerly Baltimore County Savings Bank, FSB Employees' Savings and Profit Sharing Plan)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

Schedule H, Form 5500
Part IV, Line 4i - Schedule of Assets (Held at End of Year)
Plan No. 002

(a)	(b) Identity of Issue, Borrower Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
	Eaton Vance Large-Cap Value Fund	Mutual Fund		$ 377,173
	Vanguard Target Retirement Income	Mutual Fund		15,927
	Vanguard Target Retirement 2010	Mutual Fund		368,458
	Vanguard Target Retirement 2020	Mutual Fund		1,666,445
	Vanguard Target Retirement 2030	Mutual Fund		571,516
	Vanguard Target Retirement 2040	Mutual Fund		319,333
	Vanguard Target Retirement 2050	Mutual Fund		24,089
	Vanguard GNMA Fund Admiral Shares	Mutual Fund		889,833
	Vanguard 500 Index Signal Fund	Mutual Fund		532,329
	Perkins Mid-Cap Value Fund	Mutual Fund		366,866
	Pimco Total Return Fund	Mutual Fund		633,067
	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund		752,085
	Pennsylvania Mutual Fund	Mutual Fund		411,190
	Laudus International MarketMasters Fund	Mutual Fund		313,164
	Growth Fund of America R4	Mutual Fund		393,086
	Reliance Trust Company Stable Value Fund	Common Collective Trust		1,010,958
*	BCSB Bancorp, Inc.	17,202 Shares of Common Stock		184,918
	Participant Loans	Interest rates ranging from 4.25% to 6.00%, terms ranging from 1 to 5 years	- 0 -	412,505
				$ 9,242,942

* Baltimore County Savings Bank is the sponsor of the Plan at December 31, 2011 - qualifies as an exempt party-in-interest transaction.

** Cost is not required for a participant-directed plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Baltimore County Savings Bank Employees' Savings & Profit Sharing Plan

Date: Jun 25, 2012

By ______________________
David M. Meadows
Vice President and Corporate Secretary

Consent of Independent Accounting Firm

MICHAEL D. SISK & COMPANY, PC

Certified Public Accountants
Harbor Court Office Building • Suite 400
575 South Charles Street • Baltimore, Maryland 21201
Phone: 410-727-3122 • Fax: 410-727-3125

CONSENT OF INDEPENDENT ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (SEC File No. 000-53295) of BCSB Bancorp, Inc. of our report dated June 25, 2012, with respect to the financial statements of the Baltimore County Savings Bank Employees' Savings & Profit Sharing Plan for the year ended December 31, 2011, included in the Form 11-K.

Michael D. Sisk & Company, PC

Michael D. Sisk & Company, PC
Baltimore, Maryland
June 25, 2012